

07007876

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAY 30 2007
WASH., D.C. 210 SEC MAIL PROCESSING SECTION

SEC FILE NUMBER
8-66373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2006 (MM/DD/YY) AND ENDING 3/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pickwick Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Hamilton Avenue
(No. and Street)

White Plains, NY 10601
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Danovitch (212) 752-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horowitz & Ullmann, P.C.
(Name – *if individual, state last, first, middle name*)

275 Madison Avenue, Ste 902, New York, NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 25 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Dgnovitch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pickwick Securities, LLC, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTIN J. ANGELINO
Notary Public, State of New York
No. 02AN5069819
Qualified in New York County
Commission Expires 12/02/10

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PICKWICK SECURITIES, LLC

FINANCIAL STATEMENTS

MARCH 31, 2007

PICKWICK SECURITIES, LLC

TABLE OF CONTENTS

	Page No.
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Changes in Members' Equity	5
Notes to Financial Statements	6
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule 1)	7
Reconciliation of Net Capital Pursuant to SEC Rule 17a-5 (d) (4) (Schedule 2)	8
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule 3)	9
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule 4)	10
Independent Auditor's Report on Internal Accounting Control	11-12

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Pickwick Securities, LLC
White Plains, NY

We have audited the statement of financial condition of Pickwick Securities, LLC as of March 31, 2007 and the related statements of income, cash flows and changes in members' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pickwick Securities, LLC as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules number "1" through "4" is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horowitz & Ullmann, P.C.

New York, NY
May 24, 2007

PICKWICK SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2007

ASSETS

ASSETS	
Cash	$16,246
TOTAL ASSETS	$16,246

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 800
Distribution payable	6,048
Total liabilities	6,848
MEMBERS' EQUITY	9,398
TOTAL LIABILITIES AND MEMBERS' EQUITY	$16,246

See independent auditor's report and accompanying notes to financial statements.

PICKWICK SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2007

REVENUES	$ -
EXPENSES	
Professional and registration fees	$ 5,677
Insurance	514
Office expenses	91
Bank charges	36
Total expenses	6,318
NET LOSS FOR THE YEAR	$(6,318)

See independent auditor's report and accompanying notes to financial statements.

PICKWICK SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (6,318)
Changes in assets and liabilities:	
Increase in accrued expenses	650
Total adjustments	650
Net cash used for operating activities	(5,668)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	15,613
NET INCREASE IN CASH	9,945
CASH – beginning of year	6,301
CASH – end of year	$ 16,246

Non-cash financing activities include a distribution payable of $6,048 to a member.

See independent auditor's report and accompanying notes to financial statements.

PICKWICK SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2007

MEMBERS' EQUITY – beginning of year	$ 6,151
CONTRIBUTIONS FROM MEMBERS	15,613
DISTRIBUTIONS TO MEMBERS	(6,048)
NET LOSS FOR THE YEAR	(6,318)
MEMBERS' EQUITY – end of year	$ 9,398

See independent auditor's report and accompanying notes to financial statements.

PICKWICK SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Pickwick Securities, LLC, formerly known as Javelin Securities, LLC (the "Company") was organized under The Wyoming Limited Liability Act. It is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc (NASD).

The Company previously distributed research to institutional investors although it has not actively conducted this business for more than two years. In March 2007, all of the ownership interest in the company was sold resulting in a change in management. The Company now provides strategic advisory services regarding business operations and investment banking transactional services including advisory and capital raising to corporate customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
Commissions are recognized when earned. During the fiscal year the Company did not earn any commissions.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at March 31, 2007, the Company's net capital exceeds such capital requirements by $4,398 and the ratio of aggregate indebtedness ($6,848) to net capital ($9,398) is 0.7287 to 1.

Schedule "1"

PICKWICK SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MARCH 31, 2007

MEMBERS' EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 9,398
NET CAPITAL	9,398
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 4,398
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 800
Distribution payable	6,048
TOTAL AGGREGATE INDEBTEDNESS	$ 6,848
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 457
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.7287 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

PICKWICK SECURITIES, LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
MARCH 31, 2007

Net Capital, per Form X-17a-5 as of March 31, 2007	$15,446
Less: Audit adjustments	(6,048)
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 9,398

See independent auditor's report and accompanying notes to financial statements.

PICKWICK SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
MARCH 31, 2007

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended March 31, 2007.

"Schedule 4"

PICKWICK SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
MARCH 31, 2007

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(b) under the Securities and Exchange Act of 1934 for the year ended March 31, 2007.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Public Company Audit Firms
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Pickwick Securities, LLC
White Plains, NY

In planning and performing our audit of the financial statements of Pickwick Securities, LLC for the year ended March 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pickwick Securities, LLC, that we considered relevant to the objectives stated in Rule 17a-5(g).

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

New York, NY
May 24, 2007

END